                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         HomeSeekers.com, Incorporated
                         -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   437605108
                                   ---------
                                 (CUSIP Number)

                              Liu Wai Fun Jennifer
                         the property portal!  Limited
                                   Room 2010
                                   The Center
                            99 Queen's Road Central
                                   Hong Kong
                                 852-2869-6669
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 19, 2000
                                  ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437605108                   13D                          Page 2 of 12



1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
         the property portal!, Limited
----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [__]
                                                                 (b) [__]

----------------------------------------------------------------------------
3       SEC USE ONLY


----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
         OO
----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                         [__]


----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Hong Kong

----------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY               1,638,750
  OWNED BY EACH
    REPORTING
   PERSON WITH

----------------------------------------------------------------------------
                          8  SHARED VOTING POWER

----------------------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER
                              1,638,750
----------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,638,750
----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              [__]
----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1%
----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
         CO
----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 437605108                   13D                          Page 3 of 12



Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share, of HomeSeekers.com, Inc., a Nevada corporation ("HomeSeekers"). HomeSeekers's principle executive office is located at 6490 South McCarran Boulevard, Suite D-28, Reno, Nevada 89509.



Item 2.  Identity and Background.

This statement is filed by the property portal!, Limited, a Hong Kong corporation ("Property Portal"). Its principal business is the operation of a property web portal site and database in Hong Kong for the Chinese real property industry. Its principal business office is located at Room 2010, The Center, 99 Queen's Road Central, Hong Kong.

The following are the names and principal occupations of each executive officer and director of Property Portal, the business address of which is the same as Property Portal unless otherwise noted:

Name (Business        Title        Citizenship                         Principal Occupation
 Address)             -----        -----------                         --------------------
 --------
-------------------------------------------------------------------------------------------------------------------
Johnson Chen          Director       Hong Kong         Managing Director of Cyberworks Ventures, an investment
(38th Floor,                                           firm located at 38th Floor, Citibank Tower, Citibank Plaza,
 Citibank Tower,                                       3 Garden Road, Central, Hong Kong.
 Citibank Plaza, 3
 Garden Road,
 Central, Hong Kong)

-------------------------------------------------------------------------------------------------------------------
Liu Wai Fun           Executive      Hong Kong         Executive Director of Property Portal.
Jennifer              Director

-------------------------------------------------------------------------------------------------------------------
Fok Chun Yue          Director       Hong Kong         Chairman of New Epoch Information Company Limited, a holding
 Benjamin                                              company for investment assets located at 33 Sassoon Road,
(33 Sassoon Road,                                      Pokfulam Road, Hong Kong.
 Pokfulam Road,
 Hong Kong)
-------------------------------------------------------------------------------------------------------------------
Liu Tong Rita (7th    Director       Hong Kong         Individual investor.
 Floor, Times
 Tower, 393 Jaffe
 Road, Wanchai,
 Hong Kong)
-------------------------------------------------------------------------------------------------------------------
Gregory L. Costley    Director       United States     Chairman and Chief Executive Officer and Director of
(6490 South                                            HomeSeekers, a provider of online residential real estate
 McCarran                                              information and related services located at 6490 South
 Boulevard, Suite                                      McCarran Boulevard, Suite D-29, Reno, NV 89509.
-------------------------------------------------------------------------------------------------------------------

CUSIP No. 437605108                   13D                          Page 4 of 12

-------------------------------------------------------------------------------------------------------------------
 D-29, Reno, NV
 89509)
-------------------------------------------------------------------------------------------------------------------
Bradley N. Rotter     Director       United States     Chairman of the Board of Point West Capital Corporation, a
(1700 Montgomery                                       specialty financial services company located at 1700
 Street, Suite 250,                                    Montgomery Street, Suite 250, San Francisco, CA 94111. Also
 San Francisco, CA                                     a Director of HomeSeekers.
 94111)
-------------------------------------------------------------------------------------------------------------------
Lui Sai Kit           Chief          Hong Kong         COO of Property Portal
                      Operations
                      Officer
-------------------------------------------------------------------------------------------------------------------
Kenneth Mui           Chief          Hong Kong         CFO of Property Portal
                      Financial
                      Officer
-------------------------------------------------------------------------------------------------------------------

Neither Property Portal nor any of the persons named above have been convicted in the last five years in any criminal proceedings nor were any of them a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which had as a result any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase Agreement dated as of May 16, 2000 (the "Stock Purchase Agreement") by and among HomeSeekers, Property Portal and Cyber Exposure Limited ("CEL"), Denwell Enterprises Limited ("Denwell"), Galaxy Luck Enterprises Limited ("Galaxy"), Wired Technology Consultants Group Limited ("WTCG"), Unicrown Limited ("Unicrown") and Newsino Limited ("Newsino," and together with CEL, Denwell, Galaxy, WTCG and Unicrown, collectively, the "Existing Shareholders"):

          (a) 1,638,750 shares of HomeSeekers common stock were issued to Property Portal on May 19, 2000 in exchange for 1,613,000 ordinary shares of Property Portal, HK$1.00 par value per share; and

          (b) each of the Existing Shareholders received warrants to purchase an aggregate of up to of 1,000,000 additional shares of HomeSeekers common stock at a purchase price of $7.00 per share as set forth below:

                    Number of shares
                    subject to Warrant
                    ------------------
     CEL.....................650,000
     Denwell..................35,000
     Galaxy...................63,000
     WTCG....................115,500
     Unicrown................112,000
     Newsino..................24,500

CUSIP No. 437605108                   13D                          Page 5 of 12

Item 4.  Purpose of Transaction.

Property Portal acquired the shares of HomeSeekers common stock reported on this statement as consideration for the issuance of its ordinary shares to HomeSeekers pursuant to the Stock Purchase Agreement. The Stock Purchase agreement was entered into in connection with a technology license and service agreement pursuant to which HomeSeekers will provide technology and consulting services to Property Portal for use in Property Portal's present and future operations in China, Hong Kong, Taiwan, Singapore, Malaysia and Thailand.

Property Portal does not currently have any plans or proposals to:

     (a)  acquire additional shares of HomeSeekers;

     (b) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, with HomeSeekers or any of its subsidiaries;

     (c) sell or transfer a material amount of assets of HomeSeekers or any of its subsidiaries;

     (d) make any change in the present board of directors or management of HomeSeekers;

     (e) make any material change in the present capitalization or dividend policy of HomeSeekers;

     (f) make any other material change in HomeSeekers's business or corporate structure;

     (g) make any change in HomeSeekers's charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person;

     (h) cause a class of securities of HomeSeekers to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) cause a class of equity securities of HomeSeekers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  take any other action similar to those enumerated above.

Property Portal may review or reconsider its position with respect to HomeSeekers or to formulate plans or proposals with respect to any such matter but has no present intention to do so.

CUSIP No. 437605108                   13D                          Page 6 of 12



Item 5.  Interest in Securities of the Issuer.

Property Portal beneficially owns 1,638,750 currently issued shares of common stock of HomeSeekers, which represents approximately 8.1% of the outstanding 20,254,849 shares of HomeSeekers common stock. Property Portal has the sole power to vote and dispose of all of such shares.

As the controlling shareholder of Galaxy, Liu Tong Rita beneficially owns the 63,000 shares subject to the warrant received by Galaxy described under Item 3 above and has sole power to vote and dispose of such shares Such shares represent approximately 0.3% of the outstanding shares of HomeSeekers common stock.

As the controlling shareholder of Denwell, Fok Chun Yue Benjamin beneficially owns the 35,000 shares subject to the warrant received by Denwell described under Item 3 above and has sole power to vote and dispose of such shares. Such shares represent approximately 0.2% of the outstanding shares of HomeSeekers common stock.

Unicrown and Newsino are the controlling shareholders of WTCG.

As the controlling shareholder of Unicrown, Johnson Chen beneficially owns the 112,000 and 115,500 shares subject to the warrants received by Unicrown and WTCG, respectively, described under Item 3 above, and has sole power to vote and dispose of the 112,000 shares and shared power to vote and dispose of the 115,500 shares. The shares beneficially owned by Mr. Chen represent in aggregate approximately 1.1% of the outstanding shares of HomeSeekers common stock. Mr. Chen is a Managing Director of CEL's parent company, Cyberworks Ventures, but does not have sole or shared power to vote or dispose of the 650,000 shares subject to the warrant received by CEL.

As the controlling shareholder of Newsino, Lui Wai Fun Jennifer beneficially owns the 24,500 and 115,500 shares subject to the warrants received by Newsino and WTCG, respectively, described under Item 3 above, and has sole power to vote and dispose of the 24,500 shares and shared power to vote and dispose of the 115,500 shares. Such shares represent in aggregate approximately 0.7% of the outstanding shares of HomeSeekers common stock.

Gregory L. Costley beneficially owns 108,818 shares of HomeSeekers common stock, including options to purchase 100,375 shares. Mr. Costley has sole power to vote and dispose of all of such shares. Such shares represent approximately 0.5% of the outstanding shares of HomeSeekers common stock.

Bradley N. Rotter beneficially owns 383,333 shares of HomeSeekers common stock, including warrants to purchase 50,000 shares and 246,500 shares owned by Point West Ventures, L.P.

CUSIP No. 437605108                   13D                          Page 7 of 12


As Chairman of Point West Ventures, Mr. Rotter has shared power to vote and dispose of the shares owned by Point West Ventures and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Rotter has sole power to vote and dispose of all remaining shares beneficially owned by him. The shares beneficially owned by Mr. Rotter represent approximately 1.9% of the outstanding shares of HomeSeekers common stock.

Lui Sai Kit and Kenneth Mui do not beneficially own any shares of HomeSeekers common stock.

Neither Property Portal nor any of the other persons named above has effected any transactions in shares of HomeSeekers common stock in the past 60 days except as described above.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of HomeSeekers, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies, except as described in
Item 5 or below:

Pursuant to the Stock Purchase Agreement:

     (a) HomeSeekers agreed to use its best efforts to file a registration statement with the Securities and Exchange Commission registering the shares of HomeSeekers common stock received by Property Portal for resale within the later of 20 days after the signing of the Stock Purchase Agreement and five days after the closing of the transaction, which occurred on May 19, 2000, and to maintain the effectiveness of such registration statement until the earlier of (1) the second anniversary of such closing; (2) the date on which all of the shares of HomeSeekers common stock received by Property Portal have been sold pursuant to such registration statement; and (3) the date on which all such shares may be sold in any consecutive three-month period in accordance with Rule 144 under the Act;

     (b) Property Portal agreed that it shall at no time sell, in any one trading day, an aggregate amount of shares of HomeSeekers common stock that exceeds 25% of the volume of the shares of HomeSeekers common stock traded on the previous trading day; and

     (c) Each of the Exisiting Shareholders received a warrant to purchase shares of HomeSeekers common stock as described in Item 2 above See form of Warrant filed herewith as Exhibit 2.

CUSIP No. 437605108                   13D                          Page 8 of 12


Mr. Costley holds options to purchase 100,375 shares of HomeSeekers common stock. The options covering 100,000 of such shares were granted to Mr. Costley in his Employment Agreement with HomeSeekers filed herewith as Exhibit 3 and are exercisable at a price per share equal to the closing bid price for HomeSeekers common stock on the date Mr. Costley's agreement became effective ($7.94). That grant also covers an additional 200,000 shares at that price which vest and become exercisable to the extent of 100,000 shares on each of August 23, 2000 and August 23, 2001. Mr. Costley's employment agreement also provides for an additional option to purchase 100,000 shares of HomeSeekers common stock (to be priced at $17.94, $27.94, etc.) for every $10 increase in stock price from the closing bid price on the day his agreement became effective ($7.94) that stays at the higher level for a period of 90 days thereafter, with a term of three years from the date of the agreement. The remaining 375 shares subject to options held by Mr. Costley relate to a grant of options to purchase 1,500 shares at an exercise price of $7.94 per share of which one-fourth will have vested or become exercisable within 60 days. These options were granted in the letter agreement filed herewith as Exhibit 4.

Mr. Rotter received a warrant to purchase 150,000 shares of HomeSeekers common stock at an exercise price of $4.00 per share on March 15, 1999, which vests and becomes exercisable to the extent of 50,000 shares on each of March 15, 2000, March 15, 2001 and March 15, 2002.

Neither Property Portal nor any of the persons named in Item 2 above, either individually or as a controlling shareholder of any other entity, is acting as a group with any other person for the purpose of acquiring, holding, or disposing of any securities of HomeSeekers.

CUSIP No. 437605108                   13D                          Page 9 of 12


Item 7.  Material to be Filed as Exhibits.

     1. Stock Purchase Agreement, dated as of May 16, 2000, by and among HomeSeekers.com, Incorporated, the property portal! Limited, Cyber Exposure Limited, Denwell Enterprises Limited, Galaxy Luck Enterprises Limited, Wired Technology Consultants Group Limited, Unicrown Limited, and Newsino Limited (incorporated by reference to Exhibit 2.1 to the HomeSeekers.com, Incorporated Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2000).

     2.  Form of Warrant issued to each Existing Shareholder.

     3. Employment Agreement between HomeSeekers.com, Incorporated and Greg Costley dated August 23, 1999 (incorporated by reference to Exhibit 6.11 to the HomeSeekers.com, Incorporated Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999).

     4. Letter Agreement dated October 20, 1999 by and between HomeSeekers.com, Incorporated and Gregory L. Costley.

     5. HomeSeekers.com, Incorporated Amended and Restated 1996 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the HomeSeekers.com, Incorporated Registration Statement on Form S-8 File No. 333-77989 filed May 7, 1999).

CUSIP No. 437605108                   13D                          Page 10 of 12


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 26, 2000

                           THE PROPERTY PORTAL!, LIMITED


                           By:  /s/ LIU WAI FUN JENNIFER
                              _____________________________
                           Name:   Liu Wai Fun Jennifer
                           Title:  Executive Director